SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J No. 42.150.391/0001 -70 - NIRE 29300006939
MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 03, 2010

On March 03, 2010, at 4:00 p.m., at the Company’s offices located at Avenida das Nações Unidas, 8.501, 24º andar, São Paulo/SP, CEP 05.425 -070, a Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members. Board Members José de Freitas Mascarenhas and Newton Sergio de Souza did not attend the meeting and justified their absence; the former was replaced by his alternate, André Amaro da Silveira, and the latter was replaced by Board Member Paulo Henyan Yue Cesena, according to a representation letter previously submitted, in observance of the procedure set out in the Company’s Bylaws. Board Member José Mauro Mettrau C. da Cunha as well as his alternate were also absent and justified their absence. The Company’s Chief Executive Officer, Bernardo Gradin, Officers Carlos Fadigas and Mauricio Ferro, Mr. Ismael Abreu, representative of the Company’s Fiscal Board, Mr. Marco Antonio Villas Boas and Ms. Marcella Menezes Fagundes were also present. The Chairman of the Board of Directors, Mr. Marcelo Odebrecht, presided the meeting, and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for Deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy and related documentation of which have been previously sent for the Board Members’ cognizance, as set forth in the Internal Rules, and shall remain duly filed at the Company’s headquarters, the following deliberation was unanimously taken: PD.CA/BAK – 10/2010 – Increase in the Share Capital of Braskem – approval of the proposal of increase of the Company’s share capital within the limit of the authorized capital, in the amount of R$ 4,500,000,000.00, through the issue of 250,000,000 new common shares and 62,500,000 new class A preferred shares, for the issue price of R$ 14.40, according to the terms and conditions set out in the document prepared based on the information requested under exhibit 14 to CVM Ruling 481/09, which is an exhibit to such PD. II) Subjects for Acknowledgment: Nothing to register. III) Subjects of Interest to the Company: Nothing to register. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which after read, discussed and found to be in order, are signed by all the Board Members present at the Meeting, by the Chairman and by the Secretary of the Meeting. São Paulo/SP, March 03, 2010. [Sgd.: Marcelo Bahia Odebrecht – Chairman; Marcella Menezes Fagundes – Secretary; Djalma Rodrigues de Souza – Vice Chairman; Antonio Britto Filho; Álvaro Fernandes da C. Filho; Alfredo Lisboa Ribeiro Tellechea; André Amaro da Silveira; Edmundo José Correia Aires; Francisco Pais; Paulo Henyan Yue Cesena; Newton Sergio de Souza (by Paulo Henyan Yue Cesena)].

This is a true copy of the original minutes drawn up in the proper book.

Marcella Menezes Fagundes
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000
Escritórios: Salvador/BA - Av. Magalhães Neto, 1856, Ed TK Tower, s. 1101 a 1.103 e 1108, Pituba - CEP 41810-012 - Tel. (71) 3271-2044 - Fax (71)
3342-3698
São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 04, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.